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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2007
Commission File Number 333-70836

VIRTUAL MEDIA HOLDINGS INC.
(Exact name of registrant as specified in its charter)

40218 Wellsline Road
Abbotsford, British Columbia, Canada V3G 2K7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the
Registrantin connection with Rule 12g3-2(b):82-___

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On March 20, 2007, we accepted the resignation of Brian Holden as a Director of the company. Mr. Holden has also been removed from the position of Marketing Director and is no longer an employee of the Company.

We are pleased to announce that Mr. Slawomir Kownacki has accepted the position as a Director. Mr. Kownacki has nine years of professional Software Develop experience that will provide the Company with the expertise to improve web design, client server applications, database design and implementation of Web applications. The experience and contacts he brings will improve the traffic and sales on our website (www.vmhsales.com.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRTUAL MEDIA HOLDING INC.

Date: March 21, 2007	BY:	JIM CARROLL
Jim Carroll
President and Principal Executive Officer